FINANCIAL HIGHLIGHTS

Consolidated Statements of Income (in thousands, except per share data):

	For the Three Months Ended March 31,			
		2008		**2007**
Operating Revenue	$	98,166	$	81,659
Direct cost		83,820		68,382
Gross Profit		14,346		13,277
Selling, general and administrative		7,226		7,744
Operating income		7,120		5,533
Other Income (Expense):				
Other income		26		-
Interest income (expense), net		(483)		(560)
Income before Provision for Income Taxes		6,663		4,973
Provision for Federal and State Income Taxes		2,660		1,818
Net Income	$	4,003	$	3,155
Net Income Per Common Share:				
Basic	$	0.15	$	0.12
Diluted	$	0.15	$	0.12
Weighted Average Shares Used in Computing Net Income Per Share:				
Basic		27,060		26,809
Diluted		27,527		27,260

Selected Balance Sheet Information (in thousands):

	As of			
	March 31, 2008		March 31, 2007	
Cash	$	2,019	$	950
Working capital		49,317		44,215
Property and equipment, net		6,220		8,474
Total assets		122,715		111,201
Long-term debt, net of current portion		30,884		32,474
Stockholders' equity	$	60,162	$	44,321

This is an Intelligent Financial Statement™ by CoreFiling. The Intelligent Financial Statement™ embeds XBRL financial data in a viewable and printable document. By moving your mouse over the displayed data, pop-up CoreFiling TagTips™ will show you how the data is internally expressed as XBRL. (Please note that TagTips™ require Adobe® Reader® 7.0 or later.)

To obtain the embedded XBRL report and any XBRL extension taxonomies, double-click or right-click the paperclip icon or icons below.

For more information on the Intelligent Financial Statement™ or XBRL, please see http://www.corefiling.com.

XBRL report	eng-20080331.xml
XBRL taxonomy schema	eng-20080331.xsd
XBRL taxonomy linkbase	eng-20080331_pre.xml
XBRL taxonomy linkbase	eng-20080331_lab.xml
XBRL taxonomy linkbase	eng-20080331_cal.xml